UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: May 17, 2016	By:	/S/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Notice of Stock Repurchase through Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

May  17, 2016

Notice of Stock Repurchase

through Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

NTT DOCOMO, INC. (“the Company”) has today decided to implement the repurchase of shares of its common stock, which was authorized by a resolution passed at a meeting of its board of directors held on April 28, 2016, pursuant to Article 156 of the Companies Act of Japan, as applied pursuant to Paragraph 3, Article 165 of the Companies Act. Details of the method of repurchase are as follows:

1.	Method of Repurchase

The Company will place purchase orders for its shares through brokerages on the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3) for the 8:45 a.m. session on May 18, 2016 (no changes to the trading system or trading time will be made), at a price equal to the closing price of the Company’s common stock on the first section of the Tokyo Stock Exchange on May 17, 2016 (¥2,708.50).

2.	Details of Repurchase

(1)	Class of shares: Common stock

(2)	Aggregate number of shares to be repurchased: Up to 10,000,000 shares

(equal to 0.25% of total issued shares excluding treasury shares)

(Note 1)	The maximum number of shares to be repurchased will not change. Depending on market conditions, however, there is a possibility that the Company will not make any purchase or will only make a partial purchase.

(Note 2)	The purchase will be conducted by matching sell orders equivalent to buy orders according to the allocation method prescribed by the Tokyo Stock Exchange.

3.	Announcement of Repurchase

The Company will announce the results of its stock repurchase after completion of the repurchase at 8:45 a.m. on May 18, 2016.

(For reference)

Details of the resolution approved at the board of directors’ meeting held on January 29, 2016.

(1)	Class of shares to be repurchased: Common stock

(2)	Total number of shares to be repurchased: Up to 220,000,000 shares

(equal to 5.67% of total issued shares excluding treasury shares)

(3)	Aggregate repurchase amount: Up to 500,000,000,000 yen

(4)	Repurchase status as of April 28, 2016:

i.	Total number of shares repurchased: 120,867,062 shares

ii.	Aggregate repurchased amount: 307,485,805,728 yen

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 70 million mobile customers in Japan via advanced wireless networks, including a nationwide LTE network and one of the world’s most progressive LTE-Advanced networks. DOCOMO is a leading developer of a 5G network that it plans to deploy by 2020, as well as network function virtualization (NFV), NFC infrastructure and services, emerging IoT solutions, and more. Outside Japan, the company is providing technical and operational expertise to seven mobile operators and other partner companies, and is contributing to the global standardization of all-new mobile technologies. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). Please visit https://www.nttdocomo.co.jp/english/.